

March 29, 2011

Mr. John Pougnet
Chief Financial Officer
BAZI International, Inc.
1730 Blake Street, Suite 305
Denver, Colorado 80202

> **Re: BAZI International, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed March 28, 2011**
> **File No. 001-32420**

Dear Mr. Sherman:

We have reviewed your revised preliminary proxy statement filed March 28, 2011 and have the following comments.

Please respond to this letter by filing a revised preliminary proxy statement. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any revised disclosure and any information you provide in response to these comments, we may have additional comments.

Proposal 1: Amendment of the Certificate of Incorporation to Increase the Number of Shares of Authorized Common Stock

1. We note your response to comment 3 and reissue the comment. The revised proxy statement continues to refer to financings consummated on June 7, August 12 and October 1, **2011**. Since these dates have not yet occurred, please clarify whether you are referring to installment payments due on these dates or otherwise explain the apparent discrepancy.

Proposal 2: Amendment to the Company's 2003 Stock Incentive Plan to Increase the Number of Shares Available for Issuance Under the Plan by 7,000,000 Shares

2. We note your response to comment 8 and reissue the comment in part. Please expand the discussion to explain how you became obligated to issue 1.169 million shares more than you are currently authorized to issue pursuant to the 2003 Stock Incentive Plan and identify the recipients and the number of options for each recipient, respectively.

3. We note the reference to "recent key hires" in connection with your discussion of the background and purpose for the increase in the number of shares available under the 2003 Stock Incentive Plan. To the extent not previously disclosed in response to comment 2, if you are obligated to issue options to your "recent key hires" the discussion should be expanded to address this fact and identify the recipients and the number of options for each recipient, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director